UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, August 4th 2016

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:      Material Fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in accordance with the regulations in force in order to continue with the information submitted within the Material Fact published last July 21th regarding the possible effects resulting from the injunctive reliefs issued on August 3rd, of which we learned about through the media while the Company has not been duly notified about.

Said temporary injunctive relief apply to the 100% of our customers and since it has retroactive legal effect upon the effective date of the suspended resolutions (February 1st 2016), it implies that customers shall be credited with sums overpaid with respect to the tariff schedule in force in January.

The relief was issued by the Contentious-Administrative Court Nº 2 of San Martin, in proceedings “Fernández, Francisco Manuel and Others and Other versus State Executive Branch, Ministry of Energy and Mining and ENRE on/ a petition for protection Law 16.986” and stipulates the provisional suspension of Resolutions 6 y 7/2016 issued by Ministry of Energy and Mining and 1/2016 issued by the National Electricity Regulatory Board.

The compliance of the injunctive relief will lead the Company to the absurd situation of not having operational revenues, which will preclude it to afford the operational costs of which salaries represent an 80%. The above will set the licensed electrical service under an unacceptable risk, affecting 2.800.000 Edenor’s customer and over 7.800.000 de users.

The above mentioned situation, if kept over time, will also generate a cash flow deficit for the Company of approximately $7.000 million pesos this year, and shall set the Company under dissolution risk due to the loss of its equity.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

The Company considers that the legal measures such as the informed herein ignore the regulatory frame in force and cause, among other effects, that 600.000 Edenor’s customers are excluded from the social tariff and continue subsidizing the electric service of customers with payment ability, both residential and industrial customers.

We reaffirm, as mentioned on the July 21st Notification, that since the injunctive reliefs suspend  Resolution 7/2016 issued by the Ministry of  Energy and Mining, which-among other things, revoked Resolution SE 32/2015 (fund transfer from the National Treasury to the federal distributors to cover the operational deficit generated by the lack of tariff increase), we consider that at present said Resolution regains validity for our whole concession area, and consequently the deficit generated by these measures should be covered by funds transferred by the National Government to this Company.

Notwithstanding the above, the Company considers that the measures applied by the government in connection with the tariff increase are indispensable to contribute with the transparency and sustainability of the energy sector, being not reasonable that 70% of the customers, many of them with payment ability, pay energy invoices of about $30 on monthly basis, causing grants to be used to support those customers under economic vulnerability through the application of the Social Tariff.

Edenor shall take such actions as may be needed to protect its customers, employees and shareholders.

Yours faithfully,

Ricardo Torres

Chairman

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 5, 2016